SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Duck Head Apparel Company, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   26410P 10 3
                                   -----------
                                 (CUSIP Number)


     Buck A. Mickel, Post Office Box 6721, Greenville, South Carolina 29606
                                 (864) 271-7171
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                  June 26, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------------ ---------------------------------------- ------------------------------------------

          CUSIP No.  26410P 10 3                                                          Page   2  of   6  Pages
                     -----------                                                               -----    ----
--------- --------------------------------------------------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Buck A. Mickel
--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) ___
          (See Instructions)                                                                       (b) ___


--------- --------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO      See response to Item 3
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           ___


--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- --------------------------------------------------------------------------------------------------------------------------

        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   0
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ------- -----------------------------------------------------------------------------------------------

                                8    SHARED VOTING POWER

                                     158,742
                             ------- -----------------------------------------------------------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     0
                             ------- -----------------------------------------------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     158,742
--------- --------------------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          158,742
--------- --------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  ___
          (See Instructions)

--------- --------------------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%
--------- --------------------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         a.       Title and class of equity securities:
                  -------------------------------------

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:
                  ----------------------------------------------------------

                           Duck Head Apparel Company, Inc.
                           1020 Barrow Industrial Parkway
                           Winder, GA  39680

ITEM 2.  IDENTITY AND BACKGROUND

         a.       Name of filing person:

                           Buck A. Mickel

         b.       Business Address:

                           Post Office Box 6721
                           Greenville, South Carolina  29606

         c.       Principal occupation:

                           President and Chief Executive Officer
                           RSI Holdings, Inc.
                           (Formerly in the business of consumer finance)

         d. During the last five years, Mr. Mickel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Mickel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On June 26, 2001, in connection with the transaction described the response to Items 4 and 6 below, the Reporting Person entered into a Tender and Option Agreement (the "Tender and Option Agreement") with Tropical Sportswear Int'l Corporation, a Florida corporation ("Tropical"), and HB Acquisition Corp., a Georgia corporation and a wholly-owned subsidiary of Tropical ("Sub") pursuant to which the Reporting Person, among other matters, (1) agreed with Tropical to tender all of the shares (the "Shares") of Duck Head Apparel Company, Inc. (the "Company") he beneficially owns in the Offer and not withdraw them without Tropical's prior consent, (2) granted Tropical options to acquire his Shares at a price of $4.75 per share (the "Per Share Amount"), (3) assigned to Tropical all dividends and distributions with respect to his Shares during the term of the Tender and Option Agreement (Tropical, at its choice, may alternatively adjust the exercise price of the option described in the preceding clause downwards to reflect any such dividends or distributions), (4) agreed to vote his Shares in favor of the Merger, the Merger Agreement (each as defined in the response to Items 4 and 6) and the transactions contemplated therein (each as defined in the response to Item 4) and against competing transactions or actions of the Company that would impede the transactions contemplated in the Merger Agreement, (5) covenanted not to transfer his Shares or grant any party a Proxy except pursuant to the Tender and Option Agreement and (6) granted Tropical and certain of its officers irrevocable proxies to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against any competing transactions.

ITEM 4.  PURPOSE OF TRANSACTION

         Other than as described in this Schedule, the Reporting Person has no plans or proposals independent from any plans or proposal currently contemplated by the Issuer's Board of Directors with respect to the following:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the Issuer;
     f.   Any  other  material  change in the  Issuer's  business  or  corporate structure;
     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j.   Any action similar to any of these enumerated above.

         As of June 26, 2001, the Company, Tropical and Sub, entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is filed herewith as Exhibit 2.1. The Merger Agreement generally provides, among other things, for the acquisition by Tropical and Sub of all the outstanding Shares through (1) a cash tender offer (the "Offer") for all Shares at the Per Share Amount and (2) a second-step merger pursuant to which Sub will merge with and into the Company (the "Merger") and all outstanding Shares (other than Shares held by dissenting shareholders) will be converted into the right to receive the Per Share Amount in cash.

         Tropical's and Sub's obligation to consummate the Offer is contingent, among several conditions, upon tender of a majority of the outstanding Shares on a fully-diluted basis. The Merger Agreement provides that, upon consummation of the Offer, the Company shall cause a percentage of its board members equal to the percentage of Shares beneficially owned by Tropical (rounded up to the nearest whole number of directors) to be replaced with Tropical's designees, thus giving Tropical a majority of the directors of the Company.

         The Company's Shares are currently listed on the American Stock Exchange (AMEX: DHA). If the Merger is consummated, the Company will become a wholly-owned subsidiary of Tropical, and the Reporting Person expects that the Shares would consequently be delisted from AMEX. Also, if the Merger is consummated, the articles of incorporation, bylaws and directors of Sub will become the articles of incorporation, bylaws and directors of the surviving corporation in the Merger.

         The information set forth in Item 6 below is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage

                  158,742                                         5.6%

         b.       Number of Shares as to which there is:
                  --------------------------------------

                  (i)      Sole power to vote or to direct the vote:
                           -----------------------------------------

                           0

                  (ii)     Shared power to vote or to direct the vote:
                           -------------------------------------------

                           158,742

                  (iii)    Sole power to dispose or direct the disposition:
                           ------------------------------------------------

                           0

                  (iv)     Shared power to dispose or direct the disposition:
                           --------------------------------------------------

                           158,742

                  (v)      Parties with whom stock powers are shared:
                           ------------------------------------------

     The Reporting Person shares voting and dispositive power with respect to all of the shares he beneficially owns pursuant to the Tender and Option Agreement described in Item 3 above with the entities below.

           Tropical Sportswear Int'l Corporation, a Florida corporation 4902 West Waters Avenue
           Tampa, Florida  33634-1302
           Business:  Apparel manufacturing

           HB Acquisition Corp., a Georgia corporation,
                  wholly owned subsidiary of Tropical
           4902 West Waters Avenue
           Tampa, Florida  33634-1302

     To the knowledge of the Reporting Person, during the last five years, neither Tropical Sportswear Int'l, Inc. nor HB Acquisition Corp. has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is an officer, director and one-fourth owner of Micco Corporation, holder of 124,063 Shares. These Shares are included in the totals above but the Reporting Person disclaims ownership of three-fourths of the Shares owned by Micco Corporation.

            Micco Corporation, a South Carolina corporation
            Post Office Box 6721
            Greenville, South Carolina  29606
            Business:  Investments

     During the last five years, Micco Corporation has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         c. Transactions in subject securities effected during the past 60 days:

                  The   information  set  forth  in  Items  3  and  6  below  is
incorporated herein by reference.

         d. Others person having right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities:

                  The   information  set  forth  in  Items  3  and  6  below  is
incorporated herein by reference.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER:

         The information set forth in each of Items 3 and 4 above is incorporated herein by reference.

         In connection with the Company's entry into the Merger Agreement, the Reporting Person entered into the Tender and Option Agreement dated as of June 26, 2001 with Tropical, Sub and the Company, a copy of which is filed herewith as Exhibit 10.1. Pursuant to the Tender and Option Agreement, the Reporting Person has, among other things, (1) agreed with Tropical to tender all of the Shares he beneficially owns in the Offer and not withdraw them without Tropical's prior consent, (2) granted Tropical options to acquire his Shares at the Per Share Amount, (3) assigned to Tropical all dividends and distributions with respect to his Shares during the term of the Tender and Option Agreement (Tropical, at its choice, may alternatively adjust the exercise price of the option described in the preceding clause downwards to reflect any such dividends or distributions), (4) agreed to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against competing transactions or actions of the Company that would impede the transactions contemplated in the Merger Agreement, (5) covenanted not to transfer his Shares or grant any party a proxy except pursuant to the Tender and Option Agreement and (6) granted Tropical and certain of its officers irrevocable proxies to vote his Shares in favor of the Merger, the Merger Agreement and the transactions contemplated therein and against any competing transactions. In certain circumstances, the option described in clause (2) above will survive termination of the Offer or the Merger Agreement for 90 days. The Tender and Option Agreement generally will terminate upon either the effectiveness of the Merger or the prior termination of the Merger Agreement without consummation of the Merger. In certain circumstances, however, certain of the provisions of the Tender and Option Agreement will survive termination of the Tender and Option Agreement for 270 days.

         All of the other directors of the Company entered into tender and option agreements with Tropical, Sub and the Company with terms substantially identical to the Reporting Person's Tender and Option Agreement. The Reporting Person disclaims any intention to constitute a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and regulations promulgated thereunder, with the other directors of the Company or with Tropical or its affiliates. The Reporting Person also hereby disclaims any beneficial ownership of any Shares beneficially owned by any other director of the Company or by Tropical and Sub or their affiliates.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

2.1 Agreement and Plan of Merger dated as of June 26, 2001, by and among Tropical Sportswear Int'l Corporation, HB Acquisition Corp. and Duck Head Apparel Company, Inc.: Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K with date of June 26, 2001.

10.1 Option and Tender Agreement dated as of June 26, 2001, by and among Tropical Sportswear Int'l Corporation, HB Acquisition Corp., Duck Head Apparel Company, Inc. and the Reporting Person.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 9, 2001

                                           /s/ Buck A. Mickel
                                           --------------------------
                                           Buck A. Mickel